April 28, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

 Re:         PayPal Funds (the “Trust”)
File No. 333-80205
Request for Withdrawal of Amendments

Gentlemen/Madam:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), the Trust hereby requests the withdrawal of the Trust’s post-effective amendments filed with respect to:

PayPal Fund for Good (the “Fund”)
Series Identifier: S000029754

The Trust filed the following post-effective amendments relating to the Fund on the dates shown:

485APOS                              June 8, 2010
485BXT                                August 20, 2010
485BXT                                September 16, 2010
485BXT                                October 14, 2010
485BXT                                November 10, 2010
485BXT                                December 9, 2010
485BXT                                January 6, 2011
485BXT                                February 3, 2011
485BXT                                March 3, 2011
485BXT                                March 31, 2011

Each of the filings listed included a prospectus and statement of additional information relating exclusively to the Fund.  The Trust made the filing on June 8, 2010 for the purpose of adding the Fund as a new series of the Trust.  The nine additional filings were made for the purpose of delaying the automatic effectiveness date of the amendment.  As of the last filing shown, the amendment was scheduled to become effective on April 29, 2011.

Subsequent to these filings, the Trust decided not to go forward with the offering of the Fund as a series of the Trust.  No securities were sold in connection with this offering.

If you have any questions, please call David A. Hearth of Paul, Hastings, Janofsky & Walker LLP at (415) 856-7007.

Very Truly Yours,

/s/ Odeh Stevens

 Odeh Stevens